 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 17, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
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     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date:  March 17, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

17 March 2010

Smith & Nephew plc announces that it was informed on 16 March 2010 of the following transactions by directors or persons discharging managerial responsibilities ("PDMRs") following the vesting on 15 March 2010 of awards granted under the Smith & Nephew 2004 Performance Share Plan (the "PSP"), the Smith & Nephew Performance Share Agreements (the "PSA"), the Smith & Nephew 2004 Co-Investment Plan (the "COIP"), and Smith & Nephew 2004 Executive Share Option Plan (the "ESOP") on 15 March 2007:

Name of PDMR	Plan	Number of ordinary shares or ADSs acquired	Number of ordinary shares or ADSs disposed	Total ordinary shares or ADSs held following notification
Mark Augusti	i) PSP ii) COIP	3,190 ADSs 405 ADSs	1,041 ADSs 133 ADSs	8,012 ADSs
Elizabeth Bolgiano	i) PSP ii) COIP	1,843 ADSs 843 ADSs	713 ADSs 326 ADSs	4,421 ADSs
Michael Frazzette	i) PSP ii) COIP	3,403 ADSs 972 ADSs	1,086 ADSs 311 ADSs	8,157 ADSs
R Gordon Howe	i) PSP ii) COIP	1,104 ADSs 243 ADSs	1,104 ADSs 406 ADSs	3,775 ADSs
David Illingworth	i) PSP ii) PSA iii) COIP	7,546 ADSs 3,774 ADSs 1,617 ADSs	3,110 ADSs 1,556 ADSs 667 ADSs	257,824 Ords (including 42,005 ADSs)
Adrian Hennah	i) PSP ii) PSA iii) COIP	50,278 Ords 25,139 Ords 13,521 Ords	20,718 Ords 10,359 Ords 5,572 Ords	131,187 Ords
Roger Teasdale	i) PSP	6,703 Ords	2,763 Ords	11,597 Ords

Notes:

a)         70% of the PSP and PSA awards made on 15 March 2007 vested and 30% of the awards lapsed.
b)         Matching and Bonus shares awarded under the COIP on 15 March 2007 vested.  Bonus shares were acquired in 2007 and are included in the "disposed" and "total" columns only.
c)         The market value on 15 March 2010 of ordinary shares and ADSs was 676.39p per share and US$50.8526 per ADS respectively.
d)         One ADS is equivalent to five ordinary shares of US$0.20 each.

Options

Name of PDMR	Plan	Number of ordinary shares under option	Number of shares under option vesting (ordinary shares)	Total options held following notification (ordinary shares)
Mark Augusti	2004 ESOP	30,909	18,854	207,377
Elizabeth Bolgiano	2004 ESOP	26,788	16,340	148,753
Michael Frazzette	2004 ESOP	32,970	20,111	146,203
R Gordon Howe	2004 ESOP	16,048	9,789	144,082
David Illingworth	2004 ESOP	54,813	33,435	576,632
Adrian Hennah	2004 ESOP	71,827	43,814	294,995
Roger Teasdale	2004 ESOP	19,154	11,683	85,868

Notes

a)         61% of the options granted on 15 March 2007 vested and became capable of exercise at an exercise price of 626.5p per ordinary share.  39% of the options granted lapsed.

The ordinary shares were released and sold on 15 March 2010 in London, UK.  The ADSs were released and sold on 15 March 2010 in New York, USA.

The percentages of issued share capital acquired, disposed and held following notification are all under 1% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Assistant Company Secretary
Tel: 020 7401 7646